Exhibit 99.1

National Grid USA Companies’

Incentive Thrift Plan I

Financial Statements and

Supplemental Schedule

December 31, 2013 and 2012

National Grid USA Companies’ Incentive Thrift Plan I

Table of Contents

December 31, 2013 and 2012

Page
1
Report of Independent Registered Public Accounting Firm
Financial Statements
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	20

Report of Independent Registered Public Accounting Firm

Plan Administrator

National Grid USA Companies’

Incentive Thrift Plan I

Brooklyn, New York

We have audited the accompanying statements of net assets available for benefits of National Grid USA Companies’ Incentive Thrift Plan I (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies’ Incentive Thrift Plan I as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin

June 30, 2014

National Grid USA Companies’ Incentive Thrift Plan I

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$1,536,521,968	$1,288,053,873

Plan interest in Master Trust	289,307,231	306,068,989

Receivables:
Dividends	2,525,997	2,442,719
Employer contributions	8,609	2,582
Employee contributions	—	4,467
Notes receivable from participants	20,823,192	20,034,575

Total receivables	23,357,798	22,484,343

Total assets	1,849,186,997	1,616,607,205
Liabilities	—	—

Net assets available for benefits at fair value	1,849,186,997	1,616,607,205
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(779,026)	(7,901,440)

Net assets available for benefits	$1,848,407,971	$1,608,705,765

See notes to financial statements

National Grid USA Companies’ Incentive Thrift Plan I

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to Net Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$228,268,966
Interest and dividend income	18,612,906

Total investment income	246,881,872

Interest income on notes receivable from participants	680,044

Contributions:
Employee contributions	56,007,746
Employer contributions	22,021,272
Rollover contributions	5,785,893

Total contributions	83,814,911

Total additions	331,376,827

Transfer of Assets from Thrift Plan II	6,056,816

Deductions from Net Assets Attributed to
Benefits paid to participants	97,542,586
Fees	188,851

Total deductions	97,731,437

Net increase in net assets available for benefits	239,702,206
Net Assets, Beginning	1,608,705,765

Net Assets, Ending	$1,848,407,971

See notes to financial statements

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following description of the National Grid USA Companies’ Incentive Thrift Plan I (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan was established effective January 1, 1980, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System (“NEES”), to provide a long-range program of systematic savings for eligible employees (the “Participants”). The Plan was renamed National Grid USA Companies’ Incentive Thrift Plan I upon the merger between National Grid plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA.

Employees of participating subsidiaries of National Grid USA (collectively, the “Employers” or the “Company”) are immediately eligible to participate in the Plan upon employment, but will not receive Matching Contributions from the Employers until the first of the month following three months of service. Certain individuals are not eligible to participate in the Plan, including but not limited to leased employees, interns, co-op students, summer students, and independent contractors or individuals paid by an agency or party other than the Company, or any employee covered under a collective bargaining agreement.

The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrators are the Benefits Committee and the Investment Committee of National Grid USA Service Company, Inc. (the “Administrator”). The Board of Directors of National Grid plc has the governing authority to amend the Plan, but has delegated certain amending authority to the Board of Directors of National Grid USA Service Company, Inc. (“Service Company”).

Vanguard serves as record keeper of the Plan. The Vanguard Fiduciary Trust Company is trustee and custodian for all assets and Participant accounts with the exception of the Master Trust. Wells Fargo Bank, N.A. (“Wells Fargo”) is the Master Trustee and custodian for the assets of the Plan related to investments in the Galliard Stable Value Fund.

The Company has expanded pursuant to the Internal Revenue Service (“IRS”) guidance the definition of qualifying hardship.

The Plan has been amended to address recent court cases regarding divorces and the distribution of benefits.

The Plan was amended to address administrative issues relevant to corrections for participant deferrals.

Vanguard separated the cost of administering the Plan from the cost of managing investments beginning in the fourth quarter of 2013. The charge for administering the Plan will be shown as a separate quarterly fee for each participant’s account on the statement in January 2014. The administration fee will be the same for every Plan participant.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

The Plan evaluated subsequent events for recognition or disclosure through June 30, 2014, the date the financial statements were issued.

Contributions

The Plan is a defined contribution plan. An eligible employee can make Elective Contributions through Contribution Agreements (also known as “Salary Reduction Agreements” or “Elective Contributions”) to have from 1% to 50% of their eligible compensation contributed to the Plan on their behalf. Participants can choose whether their Elective Contributions to the Plan will be calculated on their Base Pay or All Pay.

Base Pay is defined as the Participant’s regular pay, prior to any salary reductions for Elective Contributions to the Thrift Plan, and any other salary reductions under the Health Care Spending Account Plan, Family Day Care Assistance Plan or for Company health care coverage.

Base Pay excludes all other forms of compensation, including supplemental disability income, amounts deferred under other plans, reimbursements of expenses, incentive pay, commissions, options, payments made in lieu of vacation days or under short- or long-term disability provisions, awards, overtime, premiums, and any other additional forms of earnings (including Company contributions to or under any other employee benefit plan, such as health insurance, pension, or severance pay).

All Pay is Base Pay, as defined above, plus overtime, commissions, premium pay, and any incentive pay.

The annual employee pre-tax Elective Contributions by each Participant were subject to IRS limits of $17,500 and $17,000 in 2013 and 2012, respectively, for employees who did not attain age 50 by the end of the respective plan year. For employees who did attain age 50 by the last day of the applicable plan year, the annual maximum pre-tax contribution was $23,000 and $22,500 for 2013 and 2012, respectively.

Participants can also elect to contribute up to 15% of their pay on an after-tax basis. The total amount of Elective Contributions (pre-tax and after-tax) may not exceed 50% of pay (further subject to the combined IRS annual contribution limit, adjusted periodically by law, which was $51,000 and $50,000 for 2013 and 2012, respectively).

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

Company Core Contributions

Participants hired or rehired on January 1, 2011 or later are eligible for Company Core Contributions, which begin the 1st of the month following 3 months of service. The Company calculates a Participant’s Core Contribution each payroll period, based on actual compensation for that payroll period. The contribution is a percentage of pay based on the Participant’s total points as set forth in the plan documents as of January 1 of the plan year. The contribution schedule is as follows:

Points	Core Contribution (% of Pay)
< 45	4%
45 - 54	5%
55 - 64	6%
65 - 74	7%
75 +	8%

Core Contributions are based on All Pay. Participants will have an account established for them at Vanguard and Core Contributions will begin with their first paycheck after the 1st of the month following 3 months of service. These contributions will continue even if Participants do not contribute to the Plan.

Unless elected otherwise, Core Contributions will be automatically invested in the Qualified Default Investment Alternative (“QDIA”) which is the Vanguard Target Retirement Trust Plus closest to the year in which the Participant will attain age 65. Once enrolled, Participants can change the investment allocation at any time.

Company Matching Contributions

The Company matches 50% of the first 8% Participants contribute (pre-tax and after-tax contributions) to the Plan. Matching Contributions are based on All Pay, as a ratio of the Participant’s Elective Contribution dollar amount and their All Pay.

New employees with funds held under a previous employer’s qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

Contributions are subject to certain limitations.

All Employer Matching Contributions are invested in the same investments elected by the Participant for their employee contributions unless otherwise directed by the Participant.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations subject to investment fund short-term trading restrictions.

Active or former employees who are Participants and who receive a lump sum distribution from a Company qualified pension plan (National Grid Pension Plan, Niagara Mohawk Pension Plan, Southern Union Company Providence Energy Pension Plan, Southern Union Company Valley Pension Plan, KeySpan Retirement Plan and KeySpan Retirement Income Plan) may roll the lump sum proceeds into the Plan to the extent the proceeds qualify for rollover under the Internal Revenue Code (“IRC”). The total amount rolled over from these Plans in 2013 was $3,605,914.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

Automatic Enrollment

New hires are automatically enrolled 45 days after the hire date at 6% of their All Pay. Participant contributions will be defaulted to the Plan’s QDIA if a Participant does not select their own investments. The automatic enrollment can be reversed within the first 90 days of the enrollment date and all money in the account returned to the Participant. After the first 90 days of enrollment, the automatic enrollment can be reversed but any money already contributed to the account cannot be returned to the Participant.

Automatic Increase

Participants may elect an automatic increase of pre-tax Contributions each year. For Participants who elect an automatic increase and do not customize their elections, pre-tax contributions will increase by 1% each January. The automatic increase service is not available for after-tax Contributions.

Participant Accounts

Each Participant’s account is credited with the Participant’s Contribution, allocations of (a) the Employer’s Matching Contributions, (b) Company Core contributions (if applicable), and (c) allocations of plan earnings, net of fees. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account, as provided in the plan document.

Vesting

Participants are immediately vested in their Elective Contributions plus actual earnings thereon. Upon termination of employment or upon the determination of an employee’s disability being total and permanent, a Participant or a Participant’s beneficiary (in the case of death) is entitled to receive the full amount in the Participant’s account. Participants will be 100% vested in employer match, Company Core, discount, and employer non-elective contributions on the earlier to occur of: (i) the Participant’s completion of three (3) years of service with the Company; (ii) the Participant’s attainment of Normal Retirement Age (age 65) (iii) the death of the Participant; (iv) the disability of the Participant if the Participant is receiving disability benefits under Title II of the Social Security Act; or (v) the termination or partial termination of the Plan.

Notes Receivable from Participants

An employee can obtain a loan from the Plan from such Participant’s account. The minimum loan allowed is $1,000. A loan cannot exceed the lesser of 50% of the Participant’s account balance or $50,000. The $50,000 limit is further limited by the Participant’s highest outstanding loan balance within the twelve months preceding the loan request. The loans are secured by the balance in the Participant’s account. Loans must be repaid over a period of one to five years (up to fifteen years for the purchase of a primary residence) by means of payroll deductions. The loan interest rate is set at the time Participants apply for a loan based on the rate established by the Benefits Committee. Interest rates at December 31, 2013 ranged from 3.25% to 10.50%. Participants who leave the Company or are on an unpaid leave of absence can continue to repay their outstanding loan balance through the remaining amortization period directly to Vanguard.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

A default of the loan will occur if the loan balance is not paid off by the end of the quarter following the quarter in which the missed payment was due or the loan is not paid in full by the contractual maturity date. In the event of default, the outstanding balance of the loan and any unpaid accrued interest is deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Deemed distributions are included in the Loan Fund’s investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. There were cumulative deemed distributions of $25,776 and $73,165 as of December 31, 2013 and 2012, respectively.

Payment of Benefits

Participants qualify for a distribution of their entire account balance when the Participant ends employment (including at retirement), becomes totally and permanently disabled or reaches age 59 1⁄2. Participants who qualify for a distribution may receive an immediate lump sum, defer payment, or receive the value of their account in cash installments. If a Participant defers receipt of benefits, their funds will remain invested in the investment funds of their choice. They may make investment transfers in the same manner as any active Participant.

The Plan allows automatic lump-sum distributions if the value of the Participant’s vested account balance is less than $1,000 and the Participant is no longer employed by the Company. The Participant must consent to the distribution if the present value is more than $1,000.

Unless Participants choose otherwise, their account balance remains in the Plan until they attain age 70 1⁄2. At that time, Participants are required to receive minimum required distributions beginning on April 1 of the following year. Participants can elect a total or partial distribution from their account(s) at any time following separation of service. In addition, Participants may: 1) receive account balances in annual, semi-annual, quarterly or monthly installments, to be paid over a period not to exceed their life expectancy. Once installments begin, the amount of each payment is determined by dividing the Participant account balance at the time of payment by the number of installments remaining to be paid; 2) receive account balances in a series of substantially equal periodic payments (paid at least annually for their life expectancy); or 3) elect to receive distributions in any amount a Participant wishes, beginning and ending at their discretion.

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the IRC. Following separation from service prior to age 55, a Participant may elect to receive a partial distribution from his or her account or a total distribution at any time; such Participant may also defer receipt of his or her benefit until the latest date permitted under the IRC.

Forfeitures

Forfeiture accounts are maintained to hold any Employer contributions and earnings thereon that were deposited as a result of a Participant’s separation from service prior to becoming fully vested. In addition, forfeitures from prior plan mergers and uncashed Participant checks are held in the Plan forfeiture accounts.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

As of December 31, 2013 and 2012, forfeited non-vested accounts totaled $39,449 and $242,226, respectively. These accounts may be used to reduce future Employer contributions and pay plan administration expenses as described in the plan document. During the year ended December 31, 2013, $396,854 of forfeited non-vested accounts were used to reduce Employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 11 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses are charged to plan participants and are reflected as a reduction of investment return in each of the investment options of the Plan. Such management fees and operating expenses are deducted from income earned on a daily basis.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to, and withdrawals by Participants, are recorded when paid.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	2013		2012
Master Trust Investment—Galliard Stable Value Fund	$288,528,205	*	$298,167,549	*
Vanguard Target Retirement 2025 Trust Plus	260,151,719		—
Vanguard Target Retirement 2030 Trust Plus	209,539,501		—
Vanguard Target Retirement 2020 Trust Plus	185,868,321		—
National Grid American Depository Receipts	139,630,799		120,923,285
Vanguard Institutional Index Fund	120,538,006		83,202,069
Vanguard Target Retirement 2015 Trust Plus	105,699,258		—
Vanguard Extended Market Index Institutional	93,652,387		*	*
Vanguard Target Retirement 2025	—		218,770,690
Vanguard Target Retirement 2030	—		167,690,771
Vanguard Target Retirement 2020	—		162,567,334
Vanguard Target Retirement 2015	—		101,365,787

*	This represents contract value and, therefore, differs from the fair value of $289,307,231 and $306,068,989 as noted in the statements of net assets available for benefits as of December 31, 2013 and 2012, respectively.
**	Investment did not represent 5% or more of the Plan’s net assets.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$103,102,078
Common stock	17,130,524
Common/Collective Trusts	108,036,364

Net appreciation in fair value	$228,268,966

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, any unallocated assets of the Plan will be allocated to Participant accounts and distributed in such a manner as the Company may determine and participants will become 100 percent vested in their Company contributions.

5.	Tax Status

The IRS has determined and informed the Company by a letter dated July 17, 2002, that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. Additionally, the Plan filed for a new determination letter in January 2011 which is currently pending approval. However, the plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. To the best of its knowledge, the Company believes that the Plan is currently in compliance with the provisions of the IRC.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Related-Party Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to Participants and investments in American Depositary Receipts of National Grid plc are considered party-in-interest transactions. Moreover, the Plan’s investment options include mutual funds and common/collective trust funds managed by Vanguard.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

7.	Administration of Plan Assets

The trustees of the Plan hold the Plan’s assets. Contributions are held and managed by the trustees, who invest cash received, interest and dividend income and make distributions to Participants.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

8.	Plan Administrative Expenses

Some administrative expenses for the Plan are paid by the Company. The trustee was not paid administration fees out of plan assets during the year ended December 31, 2013.

9.	Guaranteed Investment Contract

The Plan provides a stable value investment, the Galliard Stable Value Fund (the “Galliard Fund”), which primarily invests in security-backed contracts issued by insurance companies and other financial institutions.

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or units of a collective fund that are owned by the Galliard Fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Galliard Fund. The issuer guarantees that all qualified Participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The security backed contracts are designed to reset their respective crediting rates on a quarterly basis. Security-backed contracts cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then current market rates.

The yield earned by the Galliard Fund at December 31, 2013 and 2012 was 1.64% and 1.27%, respectively. The yield earned by the Galliard Fund with an adjustment to reflect the actual interest rate credited to Participants in the Galliard Fund at December 31, 2013 and 2012 was 1.62% and 1.92%, respectively.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Galliard Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

Each contract issuer specifies the events which may trigger a market value adjustment. At this time, the Galliard Fund does not believe that the occurrence of any such market value event, which would limit the Galliard Fund’s ability to transact at contract value with Participants, is probable.

Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Galliard Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Galliard Fund defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Galliard Fund will receive the fair value as of the date of termination.

Certain events such as plan termination or a plan merger initiated by the Company which results in a material and adverse effect on the wrapper contract may limit the ability of the Plan to transact on contract value or may allow for the termination of the wrapper contracts at less than contract value. At this time, the Company believes that any events that may limit the ability of the Plan to transact at contract value are remote.

10.	Master Trust

A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the National Grid USA Companies’ Incentive Thrift Plan II. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Wells Fargo.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was approximately 42% and 43%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the amount of the time the plan’s assets were invested in the Master Trust.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

The following table presents the net assets of the Master Trust as of December 31, 2013 and 2012.

	2013	2012
Investments at fair value:
Common/collective trusts	$516,251,870	$524,775,864
Insurance separate account	152,026,522	154,117,891
Short-term investment fund	18,696,500	30,183,216
Wrapper contracts	121,316	118,723
Liabilities	(342,283)	(375,664)

Total investments at fair value	686,753,925	708,820,030
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,849,242)	(18,298,812)

Net assets in the Master Trust at contract value	$684,904,683	$690,521,218
Plan interest in Master Trust	$289,307,231	$306,068,989

The following are the changes in net assets for the Master Trust for the year ended December 31, 2013:

Interest	$11,142,002
Contributions	34,337,855
Benefit payments	(72,577,238)
Participant loan payments	5,600,686
Participant loan withdrawals	(5,634,006)
Net transfers	21,514,166
Unrealized loss	(16,449,570)

Decrease in net assets	(22,066,105)
Net assets:
Beginning of year	708,820,030

End of year	$686,753,925

The following table presents investments that represent 5% or more of the Master Trust’s net assets at December 31, 2013 and 2012:

	2013	2012
Wells Fargo Stable Return Fund	$158,926,716	$165,577,584
MetLife Separate Account SA 613/SA 694/SA 738	152,026,522	154,117,891
Wells Fargo Fixed Income Fund A	96,679,836	97,799,639
Wells Fargo Fixed Income Fund B	85,621,312	85,661,028
Wells Fargo Fixed Income Fund F	174,179,059	174,272,507

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

11.	Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuational techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3 - Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013 or 2012:

Common stock: Investments in the National Grid American Depositary Receipts (which trades on the New York Stock Exchange (“NYSE” under the symbol “NGG”) are valued according to the closing price on the NYSE.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Insurance separate account: Valued based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.

Short-term investment fund: Includes cash and cash equivalents, and various short-term debt instruments and short-term investment funds. Short-term investment vehicles are valued based upon a NAV.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

Stable value fund: Plan’s interest in master trust: Fair value of the underlying investments is determined taking into account values supplied by reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Fair value of the insurance contracts, known as wrapper contracts, is based on quoted market prices at the time of valuation versus actual costs of the contracts. The fair value of wrapper contracts for the Stable Value Fund as of December 31, 2013 and 2012 was $121,316 and $118,723, respectively.

Common/collective trusts: Valued based upon the unit values of such collective trust funds held by the Plan at year end. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The nature and risks of the Vanguard Target Retirement Trust Plus and Wellington common/collective trust funds (Balanced Funds) at December 31, 2013 and 2012 is to seek to provide growth and a level of risk appropriate for a particular retirement date, while preserving capital during retirement. There are no unfunded commitments or withdrawal restrictions.

The nature and risks of the stable return common/collective trust fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. There are no unfunded commitments or withdrawal restrictions.

The fixed income common/collective trust funds invest primarily in U.S. Government and agency securities and corporate notes and bonds. There are no unfunded commitments or withdrawal restrictions.

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012 excluding the Plan’s interest in the Master Trust:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock, energy	$139,630,799	$—	$—	$139,630,799
Mutual funds:
Index funds	251,195,256	—	—	251,195,256
Balanced funds	104	—	—	104
Fixed income fund	61,747,326	—	—	61,747,326

Total mutual funds	312,942,686	—	—	312,942,686

Common/collective trusts, Balanced funds	—	1,083,948,483	—	1,083,948,483

Total	$452,573,485	$1,083,948,483	$—	$1,536,521,968

	Assets at Fair Value as of December 31, 2012
Common stock, energy	$120,923,285	$—	$—	$120,923,285
Mutual funds:
Index funds	170,274,538	—	—	170,274,538
Balanced funds	872,455,157	—	—	872,455,157
Fixed income fund	76,621,008	—	—	76,621,008

Total mutual funds	1,119,350,703	—	—	1,119,350,703

Common/collective trusts, Balanced funds	—	47,779,885	—	47,779,885

Total	$1,240,273,988	$47,779,885	$—	$1,288,053,873

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013 and 2012:

	Master Trust Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common/collective trusts:
Fixed income funds	$—	$357,325,154	$—	$357,325,154
Stable return fund	—	158,926,716	—	158,926,716

Total common/ collective trusts	—	516,251,870	—	516,251,870
Insurance separate account	—	152,026,522	—	152,026,522
Short-term investment fund	—	18,696,500	—	18,696,500
Wrapper contracts	—	121,316	—	121,316
Liabilities	—	(342,283)	—	(342,283)

Total	$—	$686,753,925	$—	$686,753,925

	Master Trust Assets at Fair Value as of December 31, 2012
Common/collective trusts:
Fixed income funds	$—	$359,198,280	$—	$359,198,280
Stable return fund	—	165,577,584	—	165,577,584

Total common/ collective trusts	—	524,775,864	—	524,775,864
Insurance separate account	—	154,117,891	—	154,117,891
Short-term investment fund	—	30,183,216	—	30,183,216
Wrapper contracts	—	118,723	—	118,723
Liabilities	—	(375,664)	—	(375,664)

Total	$—	$708,820,030	$—	$708,820,030

National Grid USA Companies’ Incentive Thrift Plan I

Notes to Financial Statements

December 31, 2013 and 2012

12.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

13.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$1,848,407,971	$1,608,705,765
Less deemed distributions	(25,776)	(73,165)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	779,026	7,901,440

Net assets available for benefits per the Form 5500	$1,849,161,221	$1,616,534,040

The following is reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2013:

Change in net assets available for benefits per the financial statements	$239,702,206
Change in cumulative deemed distributions	47,389
Change in adjustment fair value to contract value for fully benefit-responsive investment contracts	(7,122,414)

Change in net assets available for benefits per the Form 5500	$232,627,181

14.	Subsequent Event

Effective January 1, 2014, an employee and, in the case of a lump sum distribution from a National Grid Pension Plan, a retired of terminated vested participant, may make a rollover contribution to the Plan upon demonstration to the Benefits Committee or its designee that the contribution is eligible for transfer to the Plan pursuant to the rollover provisions of the IRC.

National Grid USA Companies’ Incentive Thrift Plan I

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 04-1663150     Plan Number: 005

December 31, 2013

(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Current Value (e)
*	Common Stock	National Grid American Depository Receipts	N/R	$139,630,799
*	Mutual Funds	Vanguard Institutional Index Fund	N/R	120,538,006
*	Mutual Funds	PIMCO Total Return Fund	N/R	61,747,326
*	Mutual Funds	Vanguard Target Retirement 2035	N/R	104
*	Mutual Funds	Vanguard Extended Market Index Institutional	N/R	93,652,387
*	Mutual Funds	FTSE A-World ex-US Ins	N/R	37,004,863
*	Common/Collective Trust	Vanguard Target Retirement 2010 Trust Plus	N/R	43,623,962
*	Common/Collective Trust	Vanguard Target Retirement 2015 Trust Plus	N/R	105,699,258
*	Common/Collective Trust	Vanguard Target Retirement 2020 Trust Plus	N/R	185,868,321
*	Common/Collective Trust	Vanguard Target Retirement 2025 Trust Plus	N/R	260,151,719
*	Common/Collective Trust	Vanguard Target Retirement 2030 Trust Plus	N/R	209,539,501
*	Common/Collective Trust	Vanguard Target Retirement 2035 Trust Plus	N/R	88,000,296
*	Common/Collective Trust	Vanguard Target Retirement 2040 Trust Plus	N/R	39,645,192
*	Common/Collective Trust	Vanguard Target Retirement 2045 Trust Plus	N/R	28,988,135
*	Common/Collective Trust	Vanguard Target Retirement 2050 Trust Plus	N/R	28,331,640
*	Common/Collective Trust	Vanguard Target Retirement 2055 Trust Plus	N/R	4,231,011
*	Common/Collective Trust	Vanguard Target Retirement 2060 Trust Plus	N/R	1,335,749
*	Common/Collective Trust	Vanguard Target Retirement Income Trust Plus	N/R	34,371,845
*	Common/Collective Trust	Wellington Trust Target 2020	N/R	15,396,603
*	Common/Collective Trust	Wellington Trust Target 2030	N/R	18,785,156
*	Common/Collective Trust	Wellington Trust Target 2040	N/R	8,993,179
*	Common/Collective Trust	Wellington Trust Target 2050	N/R	6,907,637
*	Common/Collective Trust	Wellington Trust Target 2010	N/R	2,332,945
*	Common/Collective Trust	Wellington Trust Target Retirement Income	N/R	1,442,056
*	Common/Collective Trust	Wellington Trust Target 2000	N/R	304,278
*	Notes receivable from participants	Loans with various maturities and rates of interest from 3.25% to 10.50%		20,823,192

		Total		$1,557,345,160

*	A party-in-interest as defined by ERISA

N/R - participant directed investment, cost not required to be reported